ICR Capital, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ICR Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

761 Main Avenue
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yuen Na Chun — (212) 897-1689
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - if individual, state last, first, middle name)

157 Church Street, 11th Floor	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

ICR Capital, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.

[x] Facing Page.

[x] Statement of Financial Condition.

[ ] Statement of Earnings.

[ ] Statement of Cash Flows.

[ ] Statement of Changes in Member's Equity.

[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Sorensen, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to ICR Capital, LLC at December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

COO
Title

Subscribed and sworn
to before me

LAURA L KLEIN
NOTARY PUBLIC
State of Connecticut
My Commission Expires 5/31/2024



RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
ICR Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICR Capital, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

New Haven, Connecticut
February 28, 2020

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

ICR Capital, LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 2,947,832
Accounts receivable	108,264
Prepaid expenses	85,864
Total assets	$ 3,141,960
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses	$ 81,008
Payable to related party	183,411
Deferred revenue	226,286
Total liabilities	490,705
Member's Equity:	2,651,255
Total liabilities and member's equity	$ 3,141,960

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

    ICR Capital, LLC (the "Company"), a wholly owned subsidiary of Blue Point Intermediate, LLC (the "Parent") is a Connecticut limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). It is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut and similar agencies in states in which the Company operates.

    The Company does not effect securities transactions on behalf of clients but may engage in underwritings, private placements of securities, trading securities for its own account and providing consulting services in connection with mergers, acquisitions and similar transactions including providing fairness opinions and valuations in connection with those transactions. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

    Allowance for Doubtful Accounts
    The Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable. There was no allowance for doubtful accounts at December 31, 2019.

    Contract Balances
    Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

    Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

    As of January 1, 2019, the Company had no contract assets and contract liabilities (deferred revenue) of $273,356. As of December 31, 2019, the Company had no contract assets and contract liabilities of $226,286.

    Cash
    Cash accounts are held at one regional bank which, at times may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company has not experienced any losses from such concentrations.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is a disregarded entity for income tax purposes and its results of operations are included in the income tax returns of its parent which files its tax returns as a partnership. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

New Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. The Company has adopted the new standard as of January 1, 2020 and will record a cumulative-effect adjustment to the statement of financial condition as of the beginning of the first reporting period in which the guidance is effective. The Company has concluded that the cumulative effect of adopting the new standard to the Company's financial statements will not be material.

3.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital of $2,457,127 which exceeded the required net capital by $2,357,127. Aggregate indebtedness at December 31, 2019 totaled $490,705. The ratio of aggregate indebtedness to net capital was 0.20 to 1.

The Company does not hold customer cash or securities and thus is not affected by Rule 15c3-3.

4.   **Related Party Transactions**

The Company and its affiliate, ICR, LLC, have entered into an Administrative Services Agreement, as amended (the "Agreement") whereby the affiliate agrees to pay certain of the infrastructure and administrative support and other expenses relating to the operation of the Company and the Company will reimburse the affiliate for such expenses.

At December 31, 2019, the Company recorded a payable in the amount of $183,411 for certain expenses, which were paid on behalf of the Company and not yet reimbursed to the affiliate.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5.   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

6.   **Subsequent Events**

Subsequent events have been evaluated through February 28, 2020 which is the date the financial statements were available to be issued. No events were noted which would require adjustments to or disclosure in the financial statements.